FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Desmond TWEDDELL
Date of last notice	19 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 June 2004
No. of securities held prior to change	4,254 shares

Class	Ordinary

Number acquired	273

Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,211.84
No of securities held after change	4,527 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

SE CROOK

Company Secretary

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth John MOSS
Date of last notice	19 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 June 2004
No. of securities held prior to change	5,029 shares

Class	Ordinary

Number acquired	1,014

Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,501.12
No of securities held after change	6,043 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

SE CROOK

Company Secretary

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	James Brian CLARK
Date of last notice	19 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 June 2004
No. of securities held prior to change	4,889 shares

Class	Ordinary

Number acquired	961

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,906.88
No of securities held after change	5,850 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

SE CROOK

Company Secretary

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	19 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 June 2004
No. of securities held prior to change	4,946 shares

Class	Ordinary

Number acquired	469

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,107.52
No of securities held after change	5,415 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

SE CROOK

Company Secretary

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John KRAEHE
Date of last notice	19 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 June 2004
No. of securities held prior to change	13,448 shares 2,500 shares (held in a trust) 670 National Income Securities

Class	Ordinary

Number acquired	1,301

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$39,134.08
No of securities held after change	14,749 shares 2,500 shares (held in a trust) 670 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

SE CROOK

Company Secretary

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	19 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 June 2004
No. of securities held prior to change	19,280 shares 500 National Income Securities

Class	Ordinary

Number acquired	1,487

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$44,728.96
No of securities held after change	20,767 shares 500 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

SE CROOK

Company Secretary

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Gordon THORN
Date of last notice	4 December 2003

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 June 2004
No. of securities held prior to change	2,000 shares

Class	Ordinary

Number acquired	585

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,596.80
No of securities held after change	2,585 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

SE CROOK

Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Susan E Crook

Date:	16 June 2004	Title:	Company Secretary